FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of June 29, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: June 29, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about June 29, 2004

Item 3.	News Release

June 29, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Ltd. Announces Honeysuckle-1 Results and New Zealand Royalty Changes

TAG Oil Ltd. (OTCBB: TAGOF), announced today that the Honeysuckle-1 well in Taranaki New Zealand has been plugged and abandoned. In other news the New Zealand Government has announced a series of tax and royalty changes one of which substantially reduces royalties on gas sales from 5% down to 1%.

Item 5.	Full Description of Material Change

Calgary, Alberta - June 29, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that the Honeysuckle-1 well in Taranaki New Zealand has been plugged and abandoned.

TAG President and CEO Drew Cadenhead commented "Although we're not satisfied with the results, Honeysuckle-1 has provided the joint venture team with data which will prove vital in our 2004 drilling campaign. We encountered 3 separate oil zones, including the primary P-1 zone, proving again that the Mt. Messenger formation is oil and gas prone. TAG's technical team is already pouring over the data and has drawn important conclusions that we'll put to use in our next well, MiroMiro-1."

In other news the New Zealand Government has announced a series of tax and royalty changes one of which substantially reduces royalties on gas sales from 5% down to 1%. TAG Oil CFO Garth Johnson commented, "New Zealand already had one of the best fiscal regimes in the world. These new amendments will impact our upcoming deep gas program even further and will increase our profit margins on new discoveries."

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO or Garth Johnson, CFO at 1-866-643-8145, or visit our website at www.tagoil.com. For further information on the company's recent financing or other regulatory filings please visit www.sec.gov or www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report
June 29, 2004

June 29, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia